Filed by BlackRock MuniYield Michigan Quality Fund II., Inc.
pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: BlackRock MuniYield Michigan Quality Fund II, Inc.
Commission File No. 811-06501
WE NEED YOUR HELP - PLEASE VOTE NOW!

IMPORTANT NOTICE FOR SHAREHOLDERS OF

BlackRock MuniYield Michigan Quality Fund, Inc. (“MIY”)
BlackRock MuniYield Michigan Quality Fund II, Inc. (“MYM”)

VOTING NOW HELPS LOWER OVERALL PROXY COSTS AND ELIMINATES
FURTHER MAILINGS AND PHONE CALLS

Dear Shareholder,

Time is running short and the joint Special Shareholder Meeting is rapidly approaching. You recently received proxy materials relating to the proposals to be voted on at the joint Special Shareholder Meeting of MIY and MYM which will be held at the offices of BlackRock Advisors, LLC, 1 University Square Drive, Princeton, NJ 08540, on Thursday, August 6, 2015, at 4:00 p.m. (Eastern Time).  You are receiving this REMINDER notice because you held shares in MIY or MYM on the record date and we have not received your vote.  Please help us avoid adjournments, phone calls, costs and additional mailings by promptly voting your shares.

For the reasons set forth in the proxy materials previously mailed to you, the Board of Directors of each fund believes that each proposal, as applicable to its respective fund, is in the best interests of that fund and its stockholders and unanimously recommends that you vote “FOR” the approval of each proposal.

It is important that you vote, no matter how large or small your holdings may be.

We urge you to vote “FOR” the proposals by using one of the following options:

1. Vote Online - by logging onto the website listed on the enclosed proxy card or voting instruction form and following the instructions; or

2. Vote by Touch-Tone Phone - by calling the toll free number on the enclosed proxy card or voting instruction form and following the instructions; or

3. Vote By Mail - by completing and returning your executed proxy card or voting instruction form in the postage paid envelope provided.

Remember, your vote is very important and counts.  Voting now will minimize the expenses incurred with further reminder mailings and solicitation calls. Please exercise your shareholder rights and vote today.

If you hold your shares in a brokerage or bank account (in “street name”), your broker or bank cannot vote your shares (as they have in past annual meetings) unless you vote utilizing one of the options listed above.

If you have any questions about the proposals, please call Georgeson Inc., each fund’s proxy solicitor, toll free at 1-866-654-1722.

If you have already voted, please disregard this notice.

Thank you for voting!